SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

(Commission File No. 1-15256)

BRASIL TELECOM S.A.

(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY

(Translation of Registrant’s name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B

Brasília, D.F., 71.215-000

Federative Republic of Brazil

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)    .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)    .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BRASIL TELECOM S.A.

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) No. 76.535.764/0001-43

BOARD OF TRADE (NIRE) No. 3330029520-8

Publicly-Held Company

NOTICE TO THE MARKET

Brasil Telecom S.A. (“Brasil Telecom”), announces to holders of its Senior Notes due 2014 (“Notes”) and to the market in general that on December 22, 2010, it will effect the early redemption of all of its outstanding Notes, pursuant to the terms of Section 4.3 of the Indenture, in the total amount of US$200,000,000.00 (two hundred million dollars) in principal amount, plus applicable premium, if any, together with accrued and unpaid interest calculated, if any, as listed below:

Maturity	Amount		Rate	Early General Redemption Price	CUSIP Nos.
02/18/2014	US$	200,000,000.00	9.375%	103.125%	10553MAA9 10553MAB7 P18445AC3

In order to collect the Early General Redemption Price, the Notes called for redemption must be surrendered to the Bank of New York Mellon, acting in its capacity as the New York Paying Agent under the Indenture, at the following address:

The Bank of New York Mellon

101 Barclay St. – 4 East

New York, NY 10286

Once the redemption price has been paid with respect to the Notes, interest, if any, thereon shall cease to accrue from and after the redemption date set out above.

Rio de Janeiro, November 18, 2010

Alex Waldemar Zornig

Investor Relations Director

Brasil Telecom S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 18, 2010

BRASIL TELECOM S.A.

By:	/S/ ALEX WALDEMAR ZORNIG
Name:	Alex Waldemar Zornig
Title:	Chief Financial Officer and Investor Relations Officer